Filed Pursuant to Rule 433 Registration Statement No. 333-171806

COUPON BEARING NOTES

Coupon Bearing Notes Linked to the Common Stock of Toll Brothers, Inc.
Issuer	Royal Bank of Canada (“RBC”)
Original Offering Price	$10.00 per unit
Term	Approximately one year
Underlying Stock	Common Stock of Toll Brothers, Inc. (NYSE symbol: “TOL”)
Interest	8.00% per annum, paid quarterly
Payout Profile at Maturity
•  No participation in any increase in the price of the Underlying Stock, and the Redemption Amount at maturity will not exceed the Original Offering Price per unit
•  1-to-1 downside exposure to decreases in the Underlying Stock beyond a [3% to 7%] decline, with up to [93% to 97%] of your principal at risk

Threshold Value	[93% - 97%] of the starting value of the Underlying Stock, to be determined on the pricing date
Investment Considerations
This investment is designed for investors who anticipate that the value of the Underlying Stock on the valuation date will be equal to or above the Threshold Value, are willing to forgo participation in possible increases in the value of the Underlying Stock in exchange for earning fixed interest payments, and are willing to take downside risk below the Threshold Value.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465913001990/j411130fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of RBC, and actual or perceived changes in the creditworthiness of RBC are expected to affect the value of the notes.  If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•
Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes, and may be less than a comparable investment directly in the Underlying Stock.

•
If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes.

•
You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the issuer of the Underlying Stock.

•
The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligation relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index
Issuer	Royal Bank of Canada (“RBC”)
Original Offering Price	$10.00 per unit
Term	Approximately one year, if not called
Market Measure	S&P 500® Index (Bloomberg symbol: “SPX”)
Automatic Call	Automatic call if the Observation Level of the Market Measure is equal to or greater than the starting value on any of the Observation Dates
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately six, nine and twelve months after the pricing date
Call Premium
In the event of an automatic call, the amount payable per unit will be:
•  [$10.20 to $10.40] if called on the first Observation Date
•  [$10.30 to $10.60] if called on the second Observation Date
•  [$10.40 to $10.80] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 5% decline, with up to 95% of your principal at risk
Threshold Value	95% of the starting value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will be equal to or greater than the starting value on any of the Observation Dates and, in that case, accept an early exit from the investment, are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take downside risk below the Threshold Value and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465913001978/f411130fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of RBC, and actual or perceived changes in the creditworthiness of RBC are expected to affect the value of the notes.  If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes.
•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.